77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Merrill Lynch Funds For Institutions Series held on July 31, 2006, for Series 1, 3 and 5 and held on August 31, 2006, for Series 2 and 4, the results were as follows:

PROPOSAL 1.
     To approve a new investment advisory agreement between the Series and BlackRock Advisors, Inc. or its successor ("BlackRock Advisors"). With respect to Proposal 1, the shares of the Series were voted as follows:

                       For                   Against                Abstain
Series 1               763,738,500           7,391,641              5,134,369
Series 2               6,549,045,812         154,531,527            408,065,181
Series 3               1,316,902,348         12,430,368             8,322,412
Series 4               6,824,912,760         247,345,645            816,913,178
Series 5               7,754,743,405         323,063,363            606,724,658

PROPOSAL 3.
     To approve a contingent subadvisory agreement between the Series' Advisor and BlackRock Advisors (the "BlackRock Subadvisor"). With respect to Proposal 3, the shares of the Series were voted as follows:

                       For                   Against                Abstain
Series 1               763,745,562           7,391,641              5,127,307
Series 2               6,512,548,707         178,373,779            420,720,035
Series 3               1,317,478,748         11,517,861             8,658,520
Series 4               6,828,616,226         241,920,239            818,635,118
Series 5               7,737,416,329         327,259,528            619,855,569